UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2026

Angel Siu
Chief Executive Officer
Creative Global Technology Holdings Ltd
Unit 03, 22/F, Westin Centre
26 Hung To Road, Kwun Tong
Kowloon, Hong Kong
People's Republic of China

Re: Creative Global Technology Holdings Ltd
Form 20-F for Fiscal Year Ended September 30, 2025
File No. 1-42412

Dear Angel Siu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lan Lou